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                             December 1, 2023

       Sanet Kritzinger
       Manager
       Slingshot USA LLC
       1209 Orange Street
       Wilmington, Delaware 19801

                                                        Re: Slingshot USA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed November 21,
2023
                                                            File No. 024-11995

       Dear Sanet Kritzinger:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-qualification Amendment No. 2

       General

   1. Please revise the post-qualification amendment to include all of the information required by Form 1-A. In this
regard, we note that you have not provided the required information or incorporated by
reference the required information as permitted by General Instruction
                                                        III of Form 1-A. Please
revise as applicable.
   2. Please file an updated auditor's consent in connection with your audited financial statements. Refer to
Paragraph 11 of Item 17 of Form 1-A.
 Sanet Kritzinger
FirstName  LastNameSanet  Kritzinger
Slingshot USA   LLC
Comapany1,
December   NameSlingshot
              2023        USA LLC
December
Page 2     1, 2023 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Blake Tengberg